Exhibit 10.31

FIRST AMENDMENT TO LEASE

THIS FIRST AMENDMENT TO LEASE (“First Amendment”) entered into as of March 9, 2012 (the “First Amendment Effective Date”), by and between PPF PARAMOUNT ONE MARKET PLAZA OWNER, L.P., a Delaware limited partnership (“Landlord”) and RPX CORPORATION, a Delaware corporation (“Tenant”) with reference to the following facts:

A.	Landlord and Tenant are parties to that certain lease dated July 28, 2010, pursuant to which Landlord leases to Tenant space (the “Current Premises”) currently containing 16,594 rentable square feet described as Suite No. 1300 on the thirteenth (13th) floor of the Spear Tower in the building commonly known as One Market, located at One Market Street, San Francisco, California (the “Building”).

B.	Pursuant to the terms of that certain 7th Floor Sub-Sublease dated as of September 29, 2009 by and between Sedgwick LLP (“Sedgwick”), as Sub-Sublandlord and Tenant, as Sub-Subtenant (the “700 Sublease”), Subtenant currently sub-subleases from Sedgwick a portion of the seventh (7th) floor of the Steuart Tower in the Building (the “Steuart Tower” and such space, “Suite 700”).

C.	Pursuant to the terms of that certain Sublease dated as of July 11, 2011 by and between Sedgwick, as Sublandlord and Tenant, as Subtenant (the “800/1100 Sublease”; the 700 Sublease and the 800/1100 Sublease are collectively referred to herein as the “Subleases”), Subtenant currently subleases from Sedgwick the entire eighth (8th) and eleventh (11th) floors of the Steuart Tower, known as Suite 800 and Suite 1100, respectively.

D.	The Subleases are scheduled to expire as of April 30, 2013, which is the scheduled date of expiration of Sedgwick’s lease of Suites 700, 800 and 1100.

E.	Landlord and Tenant wish to expand the Premises effective as of May 1, 2013 (the “Expansion Date”), by adding:

i. Suite 700, consisting of 14,265 rentable square feet;

ii. Suite 800, containing 17,598 rentable square feet;

iii. Suites 1000, 1003, 1010, 1030, 1050 and 1099 (collectively, the “10th Floor Space”) containing 17,598 rentable square feet in the aggregate; and

iv. Suite 1100, consisting of 17,598 rentable square feet;

all as described in Exhibits A-1 through A-4, respectively, attached hereto (Suites 700 and 800, the 10th Floor Space and Suite 1100 collectively containing 67,059 rentable square feet of space, being referred to herein as the “Expansion Space”).

F.	Landlord and Tenant further wish to ultimately terminate the Lease with respect to the Current Premises.

G.	The Lease by its terms shall expire on April 30, 2013 (the “Current Termination Date”), and the parties desire to extend the Term of the Lease, all on the following terms and conditions.

NOW, THEREFORE, in consideration of the above recitals which by this reference are incorporated herein, the mutual covenants and conditions contained herein and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Landlord and Tenant agree as follows:

1. Reconfiguration.

(a) Expansion. Effective as of the Expansion Date, the Premises, as defined in the Lease, is increased by the addition of the Expansion Space. The term for the Expansion Space shall commence on the Expansion Date and end on the Extended Termination Date (as hereinafter defined). The Expansion Space is subject to all the terms and conditions of the Lease, except as expressly modified herein.

(b) Reduction. Effective as of a date (the “Reduction Date”) to be specified by Tenant in a notice delivered to Landlord at least thirty (30) days in advance (provided that the Reduction Date can be no earlier than April 1, 2013 and no later than September 1, 2013), the Premises, as expanded pursuant to Section 1(a) above, will be reduced by the removal therefrom of the Current Premises. Tenant shall vacate the Current Premises in accordance with the terms of the Lease on or prior to the Reduction Date and shall fully comply with all obligations under the Lease respecting the Current Premises up to the Reduction Date, including, without limitation, those provisions relating to the condition of the Current Premises and the removal of Tenant’s property from the Current Premises. Effective as of the Reduction Date, the Current Premises shall be deemed surrendered by Tenant to Landlord, the Lease shall be terminated with respect to the Current Premises. In the event that Tenant remains in the Current Premises following the Reduction Date, the provisions of Section 36 of the Lease will apply.

(c) Premises Re-Defined. From and after the Reduction Date, the Premises will consist only of the Expansion Space.

2. Delivery of Expansion Space. As of the First Amendment Effective Date, Tenant is in occupancy of Suites 700, 800 and 1100 pursuant to the Subleases. Landlord will deliver possession of the 10th Floor Space to Tenant as of the Expansion Date. If and to the extent that Landlord fails to deliver possession of the 10th Floor Space (or any portion thereof) as of the Expansion Date for any reason, including, but not limited to, any holding over by the current occupant of any portion of the 10th Floor Space, any such delay shall not subject Landlord to any liability for any loss or damage resulting therefrom. If and to the extent that Landlord fails to deliver the 10th Floor Space in full to Tenant by the Expansion Date, then the 10th Floor Rent Commencement Date will be delayed on a day for day basis for each day of delay in delivery of the 10th Floor Space beyond the Expansion Date.

3. Extension. The Term of the Lease is hereby extended for a period of seventy eight (78) months and shall expire on October 31, 2019 (the “Extended Expiration Date”), unless sooner terminated in accordance with the terms of the Lease. That portion of the Term of the Lease commencing the day immediately following the Current Termination Date (the “Extension Date”) and ending on the Extended Expiration Date shall be referred to herein as the “Extended Term”, and unless the context clearly provides otherwise, from and after the Extension Date, references in the Lease to the “Term” shall be deemed to include the Extended Term, and references in the Lease to the “Expiration Date” shall mean the Extended Expiration Date.

4. Base Rent.

(a) Generally. During the Extended Term:

(i) Expansion Space. Tenant will pay as Base Rent for the Expansion Space the following:

(1) Suites 700 and 800 (31,863 rentable square feet):

Period	Annual Rate Per Rentable Square Foot	Monthly Base Rent
May 1, 2013 - April 30, 2014	$58.00	$154,004.50
May 1, 2014 - April 30, 2015	$59.00	$156,659.75
May 1, 2015 - April 30, 2016	$60.00	$159,315.00
May 1, 2016 - April 30, 2017	$61.00	$161,970.25
May 1, 2017 - April 30, 2018	$62.00	$164,625.50
May 1, 2018 - April 30, 2019	$63.00	$167,280.75
May 1, 2019 - October 31, 2019	$64.00	$169,936.00

(2) Suite 1100 (17,598 rentable square feet):

Period	Annual Rate Per Rentable Square Foot	Monthly Base Rent
May 1, 2013 - April 30, 2014	$60.00	$87,990.00
May 1, 2014 - April 30, 2015	$61.00	$89,456.50
May 1, 2015 - April 30, 2016	$62.00	$90,923.00
May 1, 2016 - April 30, 2017	$63.00	$92,389.50
May 1, 2017 - April 30, 2018	$64.00	$93,856.00
May 1, 2018 - April 30, 2019	$65.00	$95,322.50
May 1, 2019 - October 31, 2019	$66.00	$96,789.00

(3) 10th Floor Space (17,598 rentable square feet):

Period	Annual Rate Per Rentable Square Foot	Monthly Base Rent
September 1, 2013* - April 30, 2014	$60.00	$87,990.00
May 1, 2014 - April 30, 2015	$61.00	$89,456.50
May 1, 2015 - April 30, 2016	$62.00	$90,923.00
May 1, 2016 - April 30, 2017	$63.00	$92,389.50
May 1, 2017 - April 30, 2018	$64.00	$93,856.00
May 1, 2018 - April 30, 2019	$65.00	$95,322.50
May 1, 2019 - October 31, 2019	$66.00	$96,789.00

*	The “10th Floor Rent Commencement Date”.

(4) Abatement (Suites 700, 800 and 1100). Notwithstanding the foregoing provisions of Section 4(a)(i) to the contrary, so long as Tenant is not in Default, Tenant shall be entitled to an abatement of Base Rent payable for Suites 700, 800 and 1100 only, for the full calendar months of May and June, 2013 (the “Abatement Period”). The total amount of Base Rent abated during the Abatement Period is referred to herein as the “Abated Rent”. If Tenant is in Default at any time during the Extended Term, (A) at Landlord’s option, all then-unamortized portions of the Abated Rent (assuming amortization of Abated Rent on a straight-line basis over the Extended Term) previously credited to Tenant shall become due and payable to Landlord; and (B) if the Default occurs prior to the expiration of the Abatement Period, then, from and after the occurrence of such Default, there shall be no further abatement of Monthly Rent pursuant to this Section 4(a)(4).

(ii) Current Premises. From and after the Current Termination Date through the Reduction Date, if applicable, Tenant will pay Base Rent for the Current Premises the sum of $53.00 per rentable square foot per annum (i.e., $73,290.17 per month).

5. Operating Expenses, Taxes and Insurance Expenses. During the Extended Term:

(a) Tenant’s Share.

(i) Expansion Space. Tenant’s Share applicable to the Expansion Space shall be 4.18% (i.e., 67,059/1,605,263); and

(ii) Current Premises. For any period between the Current Termination Date and the Reduction Date, Tenant’s Share applicable to the Current Premises shall remain 1.03%.

(b) Base Year.

(i) Expansion Space. The Base Year for Operating Expenses, Taxes and Insurance Expenses applicable to the Expansion Space will be the calendar year 2013; and

(ii) Current Premises. For any period from and after the Current Termination Date through the Reduction Date, the Base Year for Operating Expenses, Taxes and Insurance Expenses applicable to the Current Premises shall remain the calendar year 2010.

(c) Proposition 8. Tenant will be entitled to “Proposition 8 protection” as described in Section 7(c) of the Lease.

6. Letter of Credit.

(a) Generally. Pursuant to the Lease, Tenant originally delivered to Landlord a Letter of Credit in the face amount of $219,670.51. The face amount of the Letter of Credit has been reduced to $146,580.34 pursuant to Section 10(f) of the Lease. Concurrently with Tenant’s execution and delivery of this First Amendment, Tenant will deliver to Landlord a new Letter of Credit (or an amendment to the existing Letter of Credit) in the face amount (or, in the case of an amendment, amending the face amount of the existing Letter of Credit) to be $1,817,570.00. If the foregoing is accomplished by Tenant’s delivery of a new Letter of Credit, then upon such delivery, Landlord will return to Tenant the Letter of Credit currently being held by Landlord.

(b) Reductions. Notwithstanding the provisions of Section 6(a) above to the contrary, if, as of April 30, 2014 (and each successive anniversary of such date during the Extended Term [each, a “Reduction Date”]), Reduction Conditions (defined below) are applicable, then, upon written notice by Tenant (and provided further that the Reduction Conditions additionally apply as of the date of delivery of such notice), the Letter of Credit amount may be reduced (by an amendment to the Letter of Credit) by an amount equal to $363,514.00; provided, however, that in no event will the Letter of Credit amount ever be reduced below $727,028.00. As used herein, the “Reduction Conditions” shall mean (i) Tenant is not in Default under Section 30(b) of the Lease (“Monetary Default”) the Lease, (ii) Tenant has not been in Monetary Default during the immediately preceding twelve (12) month period and (iii) no event which, with notice, the passage of time, or both, would constitute a Default then exists.

7. Improvements to Expansion Space.

(a) Condition of Expansion Space. Tenant is in occupancy of Suites 700, 800 and 1100, and has inspected the 10th Floor Space and agrees to accept all of the Expansion Space as of the Expansion Date in its “as is” condition, without any agreements, representations, understandings or obligations on the part of Landlord to (i) perform any alterations, additions, repairs or improvements, (ii) fund or otherwise pay for any alterations, additions, repairs or improvements to the Expansion Space, or (iii) grant Tenant any free rent, concessions, credits or contributions of money with respect to the Expansion Space, except as may be expressly provided otherwise in this First Amendment. However, Landlord agrees that as of the Expansion Date, (x) there will be no outstanding construction-related lien claims with respect to the Expansion Space which are attributable to Landlord’s acts or omissions and which would prevent Tenant from commencing construction of the Tenant Improvements (as defined in the Work Agreement attached hereto as Exhibit B (the “Work Agreement”)) therein and (y) the Expansion Space will be provided with electrical power as described in Section 15(a)(v) of the Lease.

(b) Responsibility for Improvements to Expansion Space. Tenant shall construct improvements within the Expansion Space, and shall be entitled to an Allowance, in accordance with, and subject to the terms of, the Work Agreement attached hereto as Exhibit B.

8. Compliance with Law. Tenant’s obligations as set forth in Section 12(a) of the Lease will apply to the Expansion Space, including without limitation, all restrooms located on full floors included within the Expansion Space (i.e., as of the Expansion Date, the eighth (8th), tenth (10th) and eleventh (11th) floors of the Steuart Tower).

9. Right of First Offer. Section 53(a) of the Lease is deleted, null and void and of no further force or effect and is replaced with the following:

(a) Generally. Subject to the rights of Building tenants existing as of the First Amendment Effective Date, described in Exhibit C attached hereto (“Superior Rights”). Tenant shall have the right of first offer with respect to space located on the twelfth (12th) floor of the Steuart Tower (the “Offering Space”) when any portion of the Offering Space becomes Available for Lease (described below). Offering Space shall be deemed to be “Available for Lease” when Landlord has determined that the current occupant of the applicable Offering Space will not extend or renew the term of its lease for the Offering Space and no occupant has a Superior Right which is subject to exercise. After Landlord has determined that the Offering Space is Available for Lease, Landlord shall advise Tenant (the “Advice”) of the terms (inclusive of the Base Rent rate [as the same may be escalated over the proposed term], which will be consistent with other recent comparable transactions entered into within the Building) under which Landlord is prepared to lease such portion of the Offering Space to Tenant for a term equal to the greater of (x) the remainder of the then-current Term and the Extended Term and (y) two (2) years. Except in the case of unexpected Availability due to the default by an existing occupant of Offering Space under its lease for such space, Landlord shall not deliver a First Offer Notice to Tenant less than four (4) months prior to the anticipated date of Availability of the applicable Offering Space. Tenant may lease the Offering Space in its entirety only, under such terms, by delivering written notice of exercise to Landlord (“Notice of Exercise”) within ten (10) Business Days after the date of delivery of the Advice, except that Tenant shall have no such Right of First Offer and Landlord need not provide Tenant with an Advice, if:

(i) Tenant is in Default at the time Landlord would otherwise deliver the Advice; or

(ii) More than twenty five percent (25%) of the rentable area of the Premises is sublet (other than pursuant to a Permitted Transfer) at the time Landlord would otherwise deliver the Advice; or

(iii) Tenant’s interest in the Lease has been assigned (other than pursuant to a Permitted Transfer) prior to the date Landlord would otherwise deliver the Advice; or

(iv) Tenant is not occupying at least seventy five percent (75%) of the rentable area of the Premises on the date Landlord would otherwise deliver the Advice.

(b) Terms. The term for the Offering Space shall commence upon the commencement date stated in the Advice and such Offering Space shall be considered a part of the Premises, and the Base Year for the Offering Space will be the calendar year in which said term so commences, provided that all of the terms stated in the Advice shall govern Tenant’s leasing of the Offering Space and only to the extent that they do not conflict with the Advice, the terms and conditions of the Lease shall apply to the Offering Space.

(c) Limitation on Right of First Offer. The rights of Tenant hereunder with respect to any portion of the Offering Space shall terminate on the earlier to occur of: (i) with respect to any portion of the Offering Space that is the subject of an Advice, Tenant’s failure to exercise its Right of First Offer within the ten (10) day period provided in Section 9(a) above, and (ii) with respect to any portion of the Offering Space which would otherwise have been the subject of an Advice, the date Landlord would have provided Tenant an Advice if Tenant had not been in violation of one or more of the conditions set forth in clauses (i) through (iv) of Section 9(a) above. Notwithstanding the foregoing, Tenant failed to deliver a Notice of Exercise with respect to Offering Space which is the subject of an Advice, Tenant shall once again have the Right of First Offer with respect to the Offering Space if Landlord subsequently proposes to lease such Offering Space to a prospective tenant on terms that are substantially different than those set forth in the Advice. For purposes hereof, the terms offered to a prospect shall be deemed to be substantially the same as those set forth in the Advice as long as there is no more than a ten percent (10%) reduction in the “bottom line” cost per rentable square foot of the Offering Space to the prospect when compared with the “bottom line” cost per rentable square foot under the Advice, considering all of the economic terms of the both deals, respectively, including, without limitation, the length of term, the net rent, any tax or expense escalation or other financial escalation and any financial concessions.

(d) Offering Amendment. If Tenant exercises the Right of First Offer, Landlord shall prepare an amendment (the “Offering Amendment”) adding the Offering Space to the Premises on the terms set forth in the Advice and reflecting the changes in the Base Rent, rentable area of the Premises, Tenant’s Share and other appropriate terms. A copy of the Offering Amendment shall be (i) sent to Tenant within a reasonable time after receipt of the Notice of Exercise executed by Tenant, and (ii) executed by Tenant and returned to Landlord within fifteen (15) business days thereafter, but an otherwise valid exercise of the Right of First Offer shall be fully effective whether or not the Offering Amendment is signed.

10. Renewal Option. Section 53(b) of the Lease is deleted, null and void and of no further force or effect and is replaced with the following:

(a) Renewal Option.

(i) Grant of Option; Conditions. Tenant shall have the right (the “Renewal Option”) to further extend the Term of the Lease for the entire Premises for one (1) additional period of five (5) years commencing on the day following the Extended Expiration Date and ending on the fifth (5th) anniversary of the Termination Date (the “Renewal Term”). Tenant may exercise the Renewal Option if:

(1) Landlord receives Tenant’s irrevocable notice of exercise (“Initial Renewal Notice”) not earlier than July 31, 2018 and not later than October 31, 2018; and

(2) Tenant is not in Default hereunder at the time that Tenant delivers its Initial Renewal Notice or as of the Extended Expiration Date; and

(3) No more than twenty five percent (25%) of the rentable area of the Premises is sublet (other than pursuant to a Permitted Transfer) at the time that Tenant delivers its Initial Renewal Notice or as of the Extended Expiration Date; and

(4) Tenant’s interest in this Lease has not been assigned (other than pursuant to a Permitted Transfer) prior to the date that Tenant delivers its Initial Renewal Notice or as of the Extended Expiration Date.

(ii) Terms Applicable to the Renewal Premises During Renewal Term. The initial Base Rent rate per rentable square foot of the Premises during the Renewal Term shall equal the Prevailing Market (hereinafter defined) rate per rentable square foot for the Premises. Base Rent during the Renewal Term shall increase, if at all, in accordance with the increases assumed in the determination of Prevailing Market rate. Tenant shall pay Expenses, Taxes and Insurance Expenses for the Premises during the Renewal Term in accordance with the terms of this Lease.

(iii) Initial Procedure for Determining Prevailing Market. After receipt of Tenant’s Initial Renewal Notice, Landlord shall advise Tenant of the applicable Base Rent rate for the Premises for the Renewal Term. Within fifteen (15) business days after the date on which Landlord advises Tenant of the applicable Base Rent rate for the Renewal Term, Tenant shall either (i) give Landlord final binding written notice (“Binding Notice”) of Tenant’s agreement with Landlord’s determination of the Prevailing Market rate for the Renewal Term, or (ii) if Tenant disagrees with Landlord’s determination, provide Landlord with written notice of rejection (the “Rejection Notice”). If Tenant fails to provide Landlord with either a Binding Notice or Rejection Notice within such fifteen (15) business day period, Tenant will be deemed to have delivered a Rejection Notice. If Tenant provides Landlord with a Binding Notice, Landlord and Tenant shall enter into the Renewal Amendment (as defined below) upon the terms and conditions set forth herein. If Tenant provides (or is deemed to provide) Landlord with a Rejection Notice, Landlord and Tenant shall work together in good faith to agree upon the Prevailing Market rate for the Premises during the Renewal Term. Upon agreement, Landlord and Tenant shall enter into the Renewal Amendment in accordance with the terms and conditions hereof. Notwithstanding the foregoing, if Landlord and Tenant fail to agree upon the Prevailing Market rate within thirty (30) days after the date Tenant provides Landlord with a Rejection Notice (the “Negotiation Period”), the Prevailing Market rate will be determined in accordance with the arbitration procedures described below.

(iv) Arbitration Procedure.

(1) Landlord and Tenant, within five (5) days after the date of expiration of the Negotiation Period, shall each simultaneously submit to the other, in a sealed envelope, its good faith estimate of the Prevailing Market rate for the Premises during the Renewal Term (collectively referred to as the “Estimates”). If the higher of such Estimates is not more than 105% of the lower of such Estimates, then Prevailing Market rate shall be the average of the two Estimates. If the Prevailing Market rate is not resolved by the exchange of Estimates, then, within fourteen (14) days after the exchange of Estimates, Landlord and Tenant shall each select a real estate broker to determine which of the two Estimates most closely reflects the Prevailing Market rate for the Premises during the Renewal Term. Each such real estate broker so selected shall have had at least the immediately preceding ten (10) years’ experience as a real estate broker leasing first-class office space in the San Francisco financial district, with working knowledge of current rental rates and practices.

(2) Upon selection, Landlord’s and Tenant’s brokers shall work together in good faith to agree upon which of the two Estimates most closely reflects the Prevailing Market rate for the Premises. The Estimate chosen by the brokers shall be binding on both Landlord and Tenant. If either Landlord or Tenant fails to appoint a broker within the fourteen (14) day period referred to above, the broker appointed by the other party shall be the sole broker for the purposes hereof. If the two brokers cannot agree upon which of the two Estimates most closely reflects the Prevailing Market within twenty (20) days after their appointment, then, within fourteen (14) days after the expiration of such twenty (20) day period, the two brokers shall select a third broker meeting the aforementioned criteria. Once the third broker (the “Arbitrator”) has been selected as provided for above, then, as soon thereafter as practicable but in any case within fourteen (14) days, the Arbitrator shall make his or her determination of which of the two Estimates most closely reflects the Prevailing Market rate and such Estimate shall be binding on both Landlord and Tenant. The parties shall share equally in the costs of the Arbitrator. Any fees of any appraiser, counsel or experts engaged directly by Landlord or Tenant, however, shall be borne by the party retaining such appraiser, counsel or expert.

(3) If the Prevailing Market rate has not been determined by the commencement date of the Renewal Term, Tenant shall pay Base Rent upon the terms and conditions (i.e., Base Year and rate per rentable square foot) in effect during the last month of the Extended Term for the Premises until such time as the Prevailing Market rate has been determined. Upon such determination, the Base Rent for the Premises shall be retroactively adjusted to the commencement of the Renewal Term. If such adjustment results in an underpayment of Base Rent by Tenant, Tenant shall pay Landlord the amount of such underpayment within thirty (30) days after the determination thereof. If such adjustment results in an overpayment of Base Rent by Tenant, Landlord shall credit such overpayment against the next installment of Base Rent due under the Lease and, to the extent necessary, any subsequent installments, until the entire amount of such overpayment has been credited against Base Rent.

(v) Renewal Amendment. If Tenant is entitled to and properly exercises the Renewal Option, Landlord shall prepare an amendment (the “Renewal Amendment”) to reflect changes in the Base Rent, Base Year, term, termination date and other appropriate terms. Tenant shall execute and return the Renewal Amendment to Landlord within fifteen (15) Business Days after Tenant’s receipt of same, but an otherwise valid exercise of the Renewal Option shall be fully effective whether or not the Renewal Amendment is executed.

(vi) Prevailing Market. For purposes hereof, “Prevailing Market” shall mean the arms’ length fair market annual rental rate per rentable square foot under new and renewal leases and amendments with terms commencing on or about the date on which the Prevailing Market is being determined hereunder (but excluding any renewal leases or amendments in which the rental components were (x) established by a pre-agreed mathematical formula (for example, a CPI escalator), or (y) limited by a pre-agreed “floor” or “cap”), for tenants of comparable credit worthiness to the Tenant, for space comparable to the Renewal Premises in the Building and Class A office buildings comparable to the Building, in the San Francisco, California Financial District. The determination of Prevailing Market shall take into account any material economic differences between the terms of this Lease and any comparison lease or amendment, such as rent abatements, construction costs and other concessions and the manner, if any, in which the landlord under any such lease is reimbursed for operating expenses and taxes, as well as the level of improvements existing in the Premises and the views available from the Premises.

11. Parking. From and after the Expansion Date, Tenant will have the right to license from Landlord seven (7) Spaces in the on-site garage serving the Building (the “On-Site Spaces”) and twenty two (22) Spaces in the Off-Site Garage. As of the First Amendment Effective Date, the monthly rates for On-Site Spaces are $495.00 for unreserved On-Site Spaces and $600.00 for reserved On-Site Spaces, and the monthly rates for Off-Site Spaces are $375.00 for unreserved Off-Site Spaces and $465.00 for reserved Off-Site Spaces.

12. Alterations. Tenant expressly acknowledges that, pursuant to the provisions of Section 22 of the Lease, except with respect to minor Alterations described in the first (1st) sentence of Section 22(a), all work performed by or on behalf of Tenant in the Premises requires the prior written approval of Landlord, without exception, and that should Tenant perform any work of Alterations in the Premises in violation of the provisions of Section 22 of the Lease, Landlord, at Landlord’s sole discretion, may require Tenant to remove such Alterations and/or reimburse Landlord for all costs (including imputed internal costs associated with time spent by Building management employees reviewing and evaluating the work performed by Tenant) with respect to such unauthorized Alterations, plus a penalty in the amount of $5,000.00.

13. Mortgagee’s Rights. Landlord agrees to use reasonable efforts (as described in Section 38(e) of the Lease), to obtain a subordination, non-disturbance and attornment agreement from Landlord’s current Lender.

14. Riser Space. Subject to Landlord’s approval and to Tenant’s compliance with Landlord’s guidelines for the installation and maintenance of any Cable (including, without limitation, Tenant’s use of any contractor specified by Landlord), Tenant, at no additional cost to Tenant for occupying such spaces, shall have the right to a commercially reasonable amount of non-exclusive space in the Building’s risers, ducts, shafts and conduits for Tenant’s telecommunications cable from the point of entry of such telecommunications service into the Building to the Premises. Tenant’s rights hereunder may not be transferred to or used by any other entity in the business of providing satellite, voice, data or other telecommunications services to third parties, except to the extent such entity will use the rights hereunder only to service its own satellite, voice, data and other telecommunications requirements at the Premises.

15. Miscellaneous.

(a) This First Amendment and the attached exhibits, which are hereby incorporated into and made a part of this First Amendment, set forth the entire agreement between the parties with respect to the matters set forth herein. There have been no additional oral or written representations or agreements.

(b) Except as herein modified or amended, the provisions, conditions and terms of the Lease shall remain unchanged and in full force and effect.

(c) In the case of any inconsistency between the provisions of the Lease and this First Amendment, the provisions of this First Amendment shall govern and control.

(d) Submission of this First Amendment by Landlord is not an offer to enter into this First Amendment but rather is a solicitation for such an offer by Tenant. Landlord shall not be bound by this First Amendment until Landlord has executed and delivered the same to Tenant.

(e) Capitalized terms used in this First Amendment shall have the same definitions as set forth in the Lease to the extent that such capitalized terms are defined therein and not redefined in this First Amendment.

(f) Tenant hereby represents to Landlord that Tenant has dealt with no broker in connection with this First Amendment, other than CB Richard Ellis (“Tenant’s Broker”). Tenant agrees to defend, indemnify and hold Landlord harmless from all claims of any brokers, other than Tenant’s Broker, claiming to have represented Tenant in connection with this First Amendment. Landlord hereby represents to Tenant that Landlord has dealt with no broker in connection with this First Amendment, other than Jones Lang LaSalle Americas, Inc. (“Landlord’s Broker”). Landlord agrees to defend, indemnify and hold Tenant harmless from all claims of any brokers, other than Landlord’s Broker, claiming to have represented Landlord in connection with this First Amendment.

(g) Each signatory of this First Amendment represents hereby that he or she has the authority to execute and deliver the same on behalf of the party hereto for which such signatory is acting.

(h) Tenant represents and warrants to Landlord that Tenant is currently in compliance with and shall at all times through and including the Current Termination Date, and during the Extended Term (including any extension thereof), remain in compliance with the regulations of the Office of Foreign Asset Control (“OFAC”) of the Department of the Treasury and any statute, executive order (including the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental action relating thereto.

(i) This First Amendment may be executed in multiple counterparts each of which is deemed an original but together constitute one and the same instrument. This First Amendment may be executed in so-called “pdf” format and each party has the right to rely upon a pdf counterpart of this First Amendment signed by the other party to the same extent as if such party had received an original counterpart.

[SIGNATURES ARE ON FOLLOWING PAGE]

IN WITNESS WHEREOF, Landlord and Tenant have duly executed this First Amendment as of the First Amendment Effective Date.

LANDLORD:

PPF PARAMOUNT ONE MARKET PLAZA OWNER, L.P.,

a Delaware limited partnership

By:	PPF PARAMOUNT GP, LLC

	By:	/s/ Jolanta K. Bott
	Name:	Jolanta K. Bott
	Title:	Vice President

TENANT:

RPX CORPORATION, a Delaware corporation

By:	/s/ John A. Amster
Print Name:	John A. Amster
Its:	Chief Executive Officer

EXHIBIT A-1

SUITE 700

EXHIBIT A-2

SUITE 800

EXHIBIT A-3

10TH FLOOR SPACE

EXHIBIT A-4

SUITE 1100

EXHIBIT B

WORK AGREEMENT

THIS WORK AGREEMENT (“Work Agreement”) is attached to and made a part of that certain First Amendment to Lease (the “First Amendment”) between PPF PARAMOUNT ONE MARKET PLAZA OWNER L.P., a Delaware limited partnership (“Landlord”) and RPX CORPORATION, a Delaware corporation (“Tenant”), pursuant to which Tenant has agreed to lease space containing approximately 67,059 rentable square feet (the “Expansion Space”) on the seventh (7th), eighth (8th), tenth (10th) and eleventh (11th) floors of the Steuart Tower in the building commonly known as One Market Plaza, located at One Market Street, San Francisco, California (the “Building”). All capitalized terms used but not defined herein shall have the respective meanings given such terms in the First Amendment or the Lease (as defined in the First Amendment).

SECTION 1

CONSTRUCTION DRAWINGS

1.1 Selection of Architect/Construction Drawings. Tenant shall retain Studio TMT as the architect/space planner (the “Architect”) to prepare a space plan (the “Space Plan”). Tenant shall retain the engineering consultants designated by Landlord (the “Engineers”) to prepare all plans and engineering working drawings and to perform all work relating to the structural, mechanical, electrical, plumbing, HVAC, life-safety, and sprinkler components of the Tenant Improvements. The Space Plan and drawings to be prepared by Architect and the Engineers hereunder shall be known collectively as the “Construction Drawings.” All Construction Drawings shall comply with the drawing format and specifications determined by Landlord, and shall be subject to Landlord’s reasonable approval (as approved, the “Approved Working Drawings”). Tenant and Architect shall verify, in the field, the dimensions and conditions as shown on the relevant portions of the base building plans, and Tenant and Architect shall be solely responsible for the same, and Landlord shall have no responsibility in connection therewith. Landlord’s review of the Construction Drawings as set forth in this Section shall be for its sole purpose and shall not imply Landlord’s review of the same, or obligate Landlord to review the same, for quality, design, Code compliance or other like matters. Accordingly, notwithstanding that any Construction Drawings are reviewed by Landlord or its space planner, architect, engineers and consultants, and notwithstanding any advice or assistance which may be rendered to Tenant by Landlord or Landlord’s space planner, architect, engineers, and consultants, Landlord shall have no liability whatsoever in connection therewith and shall not be responsible for any omissions or errors contained in the Construction Drawings or the Approved Working Drawings.

1.2 Approved Working Drawings. In no event shall Tenant commence any construction work prior to Landlord’s written approval of the Construction Drawings. Landlord will notify Tenant of Landlord’s approval (or disapproval) of any Construction Drawings within ten (10) Business Days of receipt of same. After approval by Landlord of the Construction

Drawings, Tenant shall submit the same to the appropriate municipal authorities for all applicable building permits. Tenant hereby agrees that neither Landlord nor Landlord’s consultants shall be responsible for obtaining any building permit or certificate of occupancy for the Expansion Space and that obtaining the same shall be Tenant’s responsibility; provided, however, that Landlord shall cooperate with Tenant in executing permit applications and performing other ministerial acts reasonably necessary to enable Tenant to obtain any such permit or certificate of occupancy. Tenant shall not commence construction until all required governmental permits are obtained. No changes, modifications or alterations in the Approved Working Drawings may be made without the prior written approval of Landlord.

1.3 Landlord’s Approval. Landlord’s approval of any matter under this Work Agreement may be withheld in Landlord’s sole and absolute discretion if Landlord determines that the same would violate any provision of the Lease or this Work Agreement or would adversely affect the mechanical, electrical, plumbing, heating, ventilating and air conditioning, life-safety or other systems of the Building, the curtain wall of the Building, the structure or exterior appearance of the Building, or any other tenant’s use of such other tenant’s leased premises in the Building.

SECTION 2

TENANT IMPROVEMENTS

2.1 Allowance. Tenant shall be entitled to an allowance (the “Allowance”) in the amount of (1) up to $50.00 per rentable square foot in the 10th Floor Space (i.e., $879,900.00) (the “10th Floor Allowance”), (2) up to $10.00 per rentable square foot in Suites 700 and 800 (i.e., $318,630.00) and (3) up to $15.00 per rentable square foot in Suite 1100 (i.e., $263,970.00) for the costs relating to the initial design and construction of Tenant’s improvements which are permanently affixed to the Expansion Space (the “Tenant Improvements”). Tenant may use the Allowance among the floors comprising the Expansion Space and does not have to use the Allowance based on the manner the Allowance is calculated; provided, however, that Tenant will be required to apply at least the 10th Floor Allowance to Allowance Items attributable to the 10th Floor Space. In no event shall Landlord be obligated to make disbursements pursuant to this Work Agreement in a total amount which exceeds the Allowance. In the event that the Allowance is not fully utilized by Tenant on or before December 31, 2014, then such unused amounts shall revert to Landlord, and Tenant shall have no further rights with respect thereto.

2.2 Disbursement of the Allowance.

2.2.1 Allowance Items. Except as otherwise set forth in this Work Agreement, the Allowance shall be disbursed by Landlord only for the following items and costs (collectively the “Allowance Items”):

2.2.1.1 Payment of the fees of the Architect and the Engineers and payment of fees and costs reasonably incurred by Landlord for the review of the Construction Drawings by Landlord’s third party consultants, if applicable;

2.2.1.2 The payment of plan check, permit and license fees relating to construction of the Tenant Improvements;

2.2.1.3 The cost of construction of the Tenant Improvements, including, without limitation, after hours charges, testing and inspection costs, freight elevator usage, trash removal costs, and contractors’ fees and general conditions;

2.2.1.4 The cost of any changes in the Base Building when such changes are required by the Construction Drawings (including if such changes are due to the fact that such work is prepared on an unoccupied basis), such cost to include all direct architectural and/or engineering fees and expenses incurred in connection therewith;

2.2.1.5 The cost of any changes to the Base Building, the Construction Drawings or the Tenant Improvements required by applicable building codes (collectively, the “Code”);

2.2.1.6 The cost of Landlord’s administration fee described in Section 22(a) of the Lease; and

2.2.1.7 Sales and use taxes and Title 24 fees.

2.2.2 Disbursement of Allowance. During the construction of the Tenant Improvements, Landlord shall make monthly disbursements of the Allowance for Allowance Items for the benefit of Tenant and shall authorize the release of monies for the benefit of Tenant as follows:

2.2.2.1 Monthly Disbursements. On or before the fifth (5th) day of each calendar month during the construction of the Tenant Improvements (or such other date as Landlord may designate), Tenant shall deliver to Landlord: (i) a request for payment of the Contractor (defined below), approved by Tenant, in a form to be provided by Landlord, including a schedule of values and showing the percentage of completion, by trade, of the Tenant Improvements, which details the portion of the work completed and the portion not completed; (ii) invoices from all of Tenant’s Agents (defined below), for labor rendered and materials delivered; (iii) executed conditional mechanic’s lien releases from all of Tenant’s Agents (along with unconditional mechanics’ lien releases with respect to payments made pursuant to Tenant’s prior submission hereunder) which shall comply with all applicable laws, as reasonably determined by Landlord, including, without limitation, all appropriate provisions of California Civil Code Section 3262(d); and (iv) all other information reasonably requested by Landlord. Tenant’s request for payment shall be deemed Tenant’s acceptance and approval of the work furnished and/or the materials supplied as set forth in Tenant’s payment request. Thereafter, Landlord shall deliver a check to Tenant made jointly payable to Contractor and Tenant in payment of the lesser of: (A) Landlord’s Share (defined in Section 3.2.1 below), the amounts so requested by Tenant, as set forth in this Section, less a ten percent (10%) retention (the aggregate amount of such retentions to be known as the “Final Retention”), and (B) the balance of any remaining available portion of the Allowance (not including the Final Retention), provided that Landlord does not dispute any request for payment based on non-compliance of any work with the Approved Working Drawings, or due to any substandard work, or for any other reason. Landlord’s payment of such amounts shall not be deemed Landlord’s approval or acceptance of the work furnished or materials supplied as set forth in Tenant’s payment request.

2.2.2.2 Final Retention. Subject to the provisions of this Work Agreement, a check for the Final Retention payable jointly to Tenant and Contractor shall be delivered by Landlord to Tenant following the completion of construction of the Tenant Improvements, provided that (i) Tenant delivers to Landlord properly executed mechanics’ lien releases from all of Tenant’s Agents in compliance with all applicable laws, as reasonably determined by Landlord, including, without limitation, compliance with both California Civil Code Section 3262(d)(2) and either Section 3262(d)(3) or Section 3262(d)(4); (ii) Landlord has determined that no substandard work exists which adversely affects the mechanical, electrical, plumbing, heating, ventilating and air conditioning, life-safety or other systems of the Building, the curtain wall of the Building, the structure or exterior appearance of the Building, or any other tenant’s use of such other tenant’s leased premises in the Building; (iii) Architect delivers to Landlord a certificate, in a form reasonably acceptable to Landlord, certifying that the construction of the Tenant Improvements has been substantially completed; (iv) Tenant supplies Landlord with evidence that all required governmental approvals required for Tenant to legally occupy the Premises have been obtained; and (v) Tenant has fulfilled its obligations pursuant to the terms of items (i) and (ii) of Section 3.3 below and has otherwise complied with Landlord’s standard “close-out” requirements regarding city approvals, closeout tasks, closeout documentation regarding the general contractor, financial close-out matters, and tenant vendors.

2.2.2.3 Other Terms. Landlord shall only be obligated to make disbursements from the Allowance to the extent costs are incurred by Tenant for Allowance Items.

2.3 Standard Tenant Improvement Package. Landlord has established specifications for the Building standard components to be used in the construction of the Tenant Improvements in the Premises (collectively, the “Building Standards”), which Building Standards shall be supplied to Tenant by Landlord. The quality of Tenant Improvements shall be equal to or of greater quality than the quality of the Building Standards.

SECTION 3

CONSTRUCTION OF THE TENANT IMPROVEMENTS

3.1 Tenant’s Selection of Contractors.

3.1.1 The Contractor. A general contractor using union labor shall be retained by Tenant to construct the Tenant Improvements. Such general contractor (“Contractor”) shall be approved in writing by Landlord. Tenant shall deliver to Landlord written notice of its selection of the Contractor upon such selection.

3.1.2 Tenant’s Agents. All subcontractors, laborers, materialmen, and suppliers used by Tenant (such subcontractors, laborers, materialmen, and suppliers, and the Contractor to be known collectively as “Tenant’s Agents”) must be union-affiliated or approved in writing by Landlord, which approval shall not be unreasonably withheld or delayed, provided that Landlord may require Tenant to retain certain subcontractors designated by Landlord. If Landlord does not approve any of Tenant’s proposed subcontractors, laborers, materialmen or suppliers, Tenant shall submit other proposed subcontractors, laborers, materialmen or suppliers for Landlord’s written approval. All of Tenant’s Agents shall be licensed in the State of California, capable of being bonded and shall use union labor.

3.2 Construction of Tenant Improvements by Tenant’s Agents.

3.2.1 Construction Contract; Cost Budget; Landlord’s Share and Tenant’s Share. Prior to Tenant’s execution of the construction contract and general conditions with Contractor (the “Contract”), Tenant shall submit the Contract to Landlord for its approval, which approval shall not be unreasonably withheld or delayed. As construction progresses, on a monthly basis, Tenant shall be responsible for the payment of Tenant’s Share (defined below) of the monthly allocation of the Final Costs, and Landlord shall be responsible for the payment of Landlord’s Share of such monthly Final Costs. As used herein, “Tenant’s Share” shall mean a portion of the Final Costs equal to the Final Costs multiplied by a fraction, the denominator of which is the Final Costs and the numerator of which is the Allowance, and “Landlord’s Share” shall mean a portion of the Final Costs equal to the Final Costs multiplied by a fraction, the denominator of which is the Final Costs and the numerator of which is the sum arrived at by deducting the Allowance from the Final Costs. In the event that, after the initial determination of the Final Costs has been delivered by Tenant to Landlord, the costs relating to the design and construction of the Tenant Improvements shall change, Landlord’s Share and Tenant’s Share shall be adjusted, as necessary, to account for such change(s).

3.2.2 Tenant’s Agents.

3.2.2.1 Landlord’s General Conditions for Tenant’s Agents and Tenant Improvement Work. Construction of the Tenant Improvements shall comply with the following: (i) the Tenant Improvements shall be constructed in strict accordance with the Approved Working Drawings; (ii) Tenant’s Agents shall submit schedules of all work relating to the Tenant Improvements to Landlord and Landlord shall, within five (5) business days of receipt thereof, inform Tenant’s Agents of any changes which are necessary thereto, and Tenant’s Agents shall adhere to such corrected schedule; and (iii) Tenant shall abide by all rules made by Landlord’s Building manager with respect to the use of freight, loading dock and service elevators, any required shutdown of utilities (including life-safety systems), storage of materials, coordination of work with the contractors of other tenants, and any other matter in connection with this Work Agreement, including, without limitation, the construction of the Tenant Improvements.

3.2.2.2 Indemnity. Tenant’s indemnity of Landlord as set forth in the Lease shall also apply with respect to any and all costs, losses, damages, injuries and liabilities related in any way to any act or omission of Tenant or Tenant’s Agents, or anyone directly or indirectly employed by any of them, or in connection with Tenant’s non-payment of any amount arising out of the Tenant Improvements and/or Tenant’s disapproval of all or any portion of any request for payment. Such indemnity by Tenant, as set forth in the Lease, shall also apply with respect to any and all costs, losses, damages, injuries and liabilities related in any way to Landlord’s performance of any ministerial acts reasonably necessary (i) to permit Tenant to complete the Tenant Improvements, and (ii) to enable Tenant to obtain any building permit or certificate of occupancy for the Premises.

3.2.2.3 Requirements of Tenant’s Agents. Each of Tenant’s Agents shall guarantee to Tenant and for the benefit of Landlord that the portion of the Tenant Improvements for which it is responsible shall be free from any defects in workmanship and materials for a period of not less than one (1) year from the date of completion thereof. Each of Tenant’s Agents shall be responsible for the replacement or repair, without additional charge, of all work done or furnished in accordance with its contract that shall become defective within one (1) year after the completion of the work performed by such contractor or subcontractor. The correction of such work shall include, without additional charge, all additional expenses and damages incurred in connection with the removal or replacement of all or any part of the Tenant Improvements, and/or the Building and/or common areas that may be damaged or disturbed thereby. All such warranties or guarantees as to materials or workmanship of or with respect to the Tenant Improvements shall be contained in the Contract or subcontract and shall be written such that such guarantees or warranties shall inure to the benefit of both Landlord and Tenant, as their respective interests may appear, and can be directly enforced by either. Tenant covenants to give to Landlord any assignment or other assurances as may be necessary to effect such right of direct enforcement.

3.2.2.4 Insurance Requirements.

3.2.2.4.1 General Coverages. All of Tenant’s Agents shall carry worker’s compensation insurance covering all of their respective employees, and shall also carry public liability insurance, including property damage, all with limits, in form and with companies as are required to be carried by Tenant as set forth in the Lease.

3.2.2.4.2 Special Coverages. Tenant shall carry “Builder’s All Risk” insurance in an amount approved by Landlord covering the construction of the Tenant Improvements, and such other insurance as Landlord may require, it being understood and agreed that the Tenant Improvements shall be insured by Tenant pursuant to the Lease immediately upon completion thereof. Such insurance shall be in amounts and shall include such extended coverage endorsements as may be reasonably required by Landlord including, but not limited to, the requirement that all of Tenant’s Agents shall carry excess liability and Products and Completed Operations Coverage insurance, each in amounts not less than $1,000,000 per incident, $2,000,000 in the aggregate, and in form and with companies as are required to be carried by Tenant as set forth in the Lease.

3.2.2.4.3 General Terms. Certificates for all insurance carried pursuant to this Section shall be delivered to Landlord before the commencement of construction of the Tenant Improvements and before the Contractor’s equipment is moved onto the site. All such policies of insurance must contain a provision that the company writing said policy will give Landlord thirty (30) days’ prior written notice of any cancellation or lapse of the effective date or any reduction in the amounts of such insurance. In the event that the Tenant Improvements are damaged by any cause during the course of the construction thereof, Tenant shall immediately repair the same at Tenant’s sole cost and expense. Tenant’s Agents shall maintain all of the foregoing insurance coverage in force until the Tenant Improvements are fully completed and accepted by Landlord, except for any Products and Completed Operations Coverage insurance required by Landlord, which is to be maintained for four (4) years following completion of the work and acceptance by Landlord and Tenant. All policies carried under this

Section shall insure Landlord and Tenant, as their interests may appear, as well as Contractor and Tenant’s Agents. All insurance, except Workers’ Compensation, maintained by Tenant’s Agents shall preclude subrogation claims by the insurer against anyone insured thereunder. Such insurance shall provide that it is primary insurance as respects Landlord and Tenant and that any other insurance maintained by Landlord or Tenant is excess and noncontributing with the insurance required hereunder. The requirements for the foregoing insurance shall not derogate from the provisions for indemnification of Landlord by Tenant under this Work Agreement.

3.2.3 Governmental Compliance. The Tenant Improvements shall comply in all respects with the following: (i) the Code and other state, federal, city or quasi-governmental laws, codes, ordinances and regulations, as each may apply according to the rulings of the controlling public official, agent or other person or entity; (ii) applicable standards of the American Insurance Association (formerly, the National Board of Fire Underwriters) and the National Electrical Code; and (iii) building material manufacturer’s specifications.

3.2.4 Inspection by Landlord. Landlord shall have the right to inspect the Tenant Improvements at all times, provided however, that Landlord’s failure to inspect the Tenant Improvements shall in no event constitute a waiver of any of Landlord’s rights hereunder nor shall Landlord’s inspection of the Tenant Improvements constitute Landlord’s approval of the same. Should Landlord disapprove any portion of the Tenant Improvements, Landlord shall notify Tenant in writing of such disapproval and shall specify the items disapproved. Any defects or deviations in, and/or disapproval by Landlord of, the Tenant Improvements shall be rectified by Tenant at no expense to Landlord, provided however, that in the event Landlord determines that a defect or deviation exists or disapproves of any matter in connection with any portion of the Tenant Improvements and such defect, deviation or matter might adversely affect the mechanical, electrical, plumbing, heating, ventilating and air conditioning or life-safety systems of the Building, the structure or exterior appearance of the Building or any other tenant’s use of such other tenant’s leased premises, Landlord may take such action as Landlord deems necessary, at Tenant’s expense and without incurring any liability on Landlord’s part, to correct any such defect, deviation and/or matter, including, without limitation, causing the cessation of performance of the construction of the Tenant Improvements until such time as the defect, deviation and/or matter is corrected to Landlord’s satisfaction.

3.2.5 Meetings. Commencing at least thirty (30) days prior to the commencement of construction, Tenant shall hold weekly meetings, at a reasonable time, with the Architect and the Contractor regarding the progress of the preparation of Construction Drawings and the construction of the Tenant Improvements, and Landlord and/or its agents shall receive prior written notice of, and shall have the right to attend, all such meetings, and, upon Landlord’s request, certain of Tenant’s Agents shall attend such meetings. In addition, minutes shall be taken at all such meetings, a copy of which minutes shall be promptly delivered to Landlord. One such meeting each month shall include the review of Contractor’s current request for payment.

3.3 Notice of Completion; Copy of Record Set of Plans. Within ten (10) business days after completion of construction of the Tenant Improvements, Tenant shall cause a Notice of Completion to be recorded in the office of the Recorder of the county in which the Building is located in accordance with Section 3093 of the California Civil Code or any successor statute, shall furnish a copy thereof to Landlord upon such recordation, and shall timely give all notices required pursuant to Section 3259.5 of the California Civil Code or any successor statute. If Tenant fails to do so, Landlord may execute and file such Notice of Completion and give such notices on behalf of Tenant as Tenant’s agent for such purpose, at Tenant’s sole cost and expense. Within thirty (30) days following the completion of construction, (i) Tenant shall cause the Architect and Contractor (A) to update the Approved Working Drawings as necessary to reflect all changes made to the Approved Working Drawings during the course of construction, (B) to certify to the best of their knowledge that the updated drawings are true and correct, which certification shall survive the expiration or termination of the Lease, and (C) to deliver to Landlord two (2) CD ROMS of such updated drawings in accordance with Landlord’s then current CAD format requirements, and (ii) Tenant shall deliver to Landlord a copy of all warranties, guaranties, and operating manuals and information relating to the improvements, equipment, and systems in the Premises.

SECTION 4

MISCELLANEOUS

4.1 Tenant’s Representative. Tenant has designated Grant Boles as its sole representative with respect to the matters set forth in this Work Agreement, who shall have full authority and responsibility to act on behalf of Tenant as required in this Work Agreement.

4.2 Landlord’s Representative. Landlord has designated Calvin Meeder as its sole representative with respect to the matters set forth in this Work Agreement, who, until further notice to Tenant, shall have full authority and responsibility to act on behalf of Landlord as required in this Work Agreement.

4.3 Time of the Essence in This Work Agreement. Unless otherwise indicated, all references herein to a “number of days” shall mean and refer to calendar days. If any item requiring approval is timely disapproved by Landlord, the procedure for preparation of the document and approval thereof shall be repeated until the document is approved by Landlord.

4.4 Tenant’s Lease Default. Notwithstanding any provision to the contrary contained in the Lease, if an event of default as described in the Lease or this Work Agreement has occurred at any time on or before the completion of the Tenant Improvements, then (i) in addition to all other rights and remedies granted to Landlord pursuant to the Lease, Landlord shall have the right to withhold payment of all or any portion of the Allowance and/or Landlord may cause Contractor to cease the construction of the Tenant Improvements, and (ii) all other obligations of Landlord under the terms of this Work Agreement shall be forgiven until such time as such default is cured pursuant to the terms of the Lease.

[TO BE CONFIRMED]

EXHIBIT C

SUPERIOR RIGHTS

Right	Superior Right Holder	Encumbers

(i) Right of First Offer	Ogletree Deakins	Suite 1208

(ii) Renewal Option	Ogletree Deakins	Suite 1225

(iii) Renewal Option	ERS	Suite 1275